PE 1/17/2014

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
MAR 11 2014
Washington, DC 205

DIVISION OF
CORPORATION FINANCE

14005739

March 11, 2014

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-11-14

Re: Xcel Energy Inc.
Incoming letter dated January 17, 2014

Dear Ms. Seidel:

This is in response to your letter dated January 17, 2014 concerning the shareholder proposal submitted to Xcel Energy by Gerald R. Armstrong. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

March 11, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Xcel Energy Inc.
Incoming letter dated January 17, 2014

The proposal requests that the board adopt a policy, and amend the by-laws and other corporate documents as necessary, to require the chairman of the board of directors to be an independent member of the board of directors.

We are unable to concur in your view that Xcel Energy may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Xcel Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FaegreBD.com

FAEGRE BAKER DANIELS

USA ▾ UK ▾ CHINA

Amy C. Seidel
+1 612 766 7769
amy.seidel@FaegreBD.com

Faegre Baker Daniels LLP
2200 Wells Fargo Center ▾ 90 South Seventh Street
Minneapolis ▾ Minnesota 55402-3901
Phone +1 612 766 7000
Fax +1 612 766 1600

January 17, 2014

BY E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Xcel Energy Inc. – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of Gerald R. Armstrong Regarding Independent Chairman of the Board

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Xcel Energy Inc., a Minnesota corporation ("Xcel Energy" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of Xcel Energy's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders scheduled for May 21, 2014 (the "2014 Proxy Materials") a shareholder proposal (the "Proposal") from Gerald R. Armstrong (the "Proponent"). Xcel Energy requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if Xcel Energy excludes the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of Xcel Energy's intention to exclude the Proposal from its 2014 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Xcel Energy intends to file its 2014 Proxy Materials on or about April 7, 2014.

The Proposal

Xcel Energy received the Proposal on December 6, 2013. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

> That the shareholders of XCEL ENERGY INC. request its Board of Directors to adopt a policy, and amend the by-laws and other corporate documents as necessary, to require the Chairman of the Board of Directors to be an independent member of the Board of Directors.
>
> This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance is excused if no independent director is available and willing to serve as Chairman.

Basis for Exclusion

Xcel Energy believes that the Proposal may be properly excluded from the 2014 Proxy Materials pursuant to Rule 14a-8 for the reasons set forth below:

The Proposal may be properly excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be materially misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

1. **The Proposal contains a key term that is vague and indefinite.**

The Staff has consistently allowed for the exclusion of proposals employing a key term that was vague or indefinite. In each of *Motorola, Inc.* (Jan. 12, 2011), *The Allstate Corporation* (Jan. 18, 2011), *Alaska Air Group, Inc.* (Jan. 20, 2011) and *The Boeing Company* (March 2, 2011), the Staff concurred that a proposal could be excluded pursuant to Rule 14a-8(i)(3) as vague and indefinite because it failed to "sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also NSTAR* (Jan. 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the terms "record keeping" and "financial records" were undefined); *Citigroup Inc.* (Feb. 22, 2010) (concurring in the omission of a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" as inherently vague and indefinite because the term "US Economic Security" was undefined); *People's Energy Corporation* (Nov. 23, 2004) (concurring in the omission of a proposal requesting that the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because the term "reckless neglect" was undefined); and *Wendy's International, Inc.* (Feb. 24, 2006) (concurring in the omission of a proposal requesting reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions required to implement the proposal were unclear).

Like the proposals cited above, the Proposal fails to define a critical term or otherwise provide guidance on what is necessary to implement the Proposal. The linchpin of the Proposal is the concept of an "independent" director; however, the Proposal does not indicate the standard of independence that would be used to determine whether a director could serve as the "independent" Chairman. Accordingly, the shareholders in voting on the Proposal and the Board in implementing the Proposal (if adopted) could reasonably interpret the Proposal to require independence in accordance with any one of a multitude of definitions of independence referred to in Xcel Energy's proxy statement, relied upon by Xcel Energy's shareholders or otherwise applicable to Xcel Energy, including those set forth in: (1) New York Stock Exchange ("NYSE") Listing Standards with respect to director independence, (2) NYSE Listing Standards with respect to independence of Compensation Committee members, (3) NYSE Listing Standards with respect to independence of Audit Committee members, (4) Council of Institutional Investors Corporate Governance Policies, (5) shareholder proposals previously voted on by Xcel Energy shareholders[1] and (6) the independence guidelines established by Institutional Shareholder Services.

Each of these definitions of independence has separate and distinct requirements, some of which are in direct conflict with each other. As one example of a specific conflict, the NYSE Listing Standards would preclude a director from being considered "independent" if he or she had worked for the Company within the past *three* years. The Council of Institutional Investors Corporate Governance Policies would preclude a director from being considered "independent" if he or she had worked for the Company within the past *five* years. The shareholder proposal submitted by the Proponent seeking an independent chairman that was included in Xcel Energy's 2013 proxy statement (the "2013 Proposal") would have precluded a director from being considered "independent" if he or she *ever* previously served as an executive officer of the Company. Shareholders voting on the Proposal would therefore likely consider employment with the Company to be a critical factor in a determination of independence. However, because the Proposal fails to define the standard of independence to be utilized among the many possible options, the Proposal is susceptible to varying interpretations of this singularly critical factor. Similarly, if the Proposal were adopted, the Company could reasonably select any of these various standards as the basis for an independent board chairman policy, especially since the Proponent has previously submitted a proposal to Xcel Energy for an independent board chairman based on the definitions of "independence" set forth in the 2013 Proposal. As illustrated by the foregoing examples, if the Company were to attempt to implement the Proposal by selecting one of many possible definitions of independence, any actions taken in attempting to implement that interpretation could be significantly different from the intended actions of shareholders (or even the Proponent's intent) voting on the Proposal.

The Company acknowledges the Staff's denial of a no-action request submitted by Dean Foods Company on March 7, 2013. However, the Company believes that the circumstances are distinguishable from *Dean Foods* because Dean Foods did not specifically identify the multitude of definitions of

---

[1] The Company has previously submitted shareholder proposals calling for an independent Board chairman to a vote of the Company's shareholders at five annual meetings, each of which included more specificity as to the intended definition of "independent director." For example, the Proponent submitted a proposal to Xcel Energy last year that was included in Xcel Energy's proxy statement for its 2013 annual meeting of shareholders, requesting that the Board's chairman be an "'Independent director,' as defined by the rules of the New York Stock Exchange, and who has previously served as an executive officer of Xcel Energy, Inc." Another shareholder submitted a proposal to Xcel Energy two years ago that was included in Xcel Energy's proxy statement for its 2012 annual meeting of shareholders requesting that the Board's chairman be an "independent director who has not previously served as an executive officer of Xcel."

independence that could be used and are in direct conflict with one another, and Dean Foods did not have similar proposals included in prior proxy statements that contained more specific definitions of independence.

The Proposal does not indicate which of the various commonly-used definitions of director independence would be used to determine the chairman's independence, nor does the Proposal include or propose an alternative definition of "independence." Therefore, the Company believes that shareholders considering the Proposal would have no way to know with any reasonable certainty what they are being asked to vote on and that, if the Proposal was approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the intended actions of shareholders voting on the Proposal.

2. The Proposal is subject to multiple interpretations.

The Staff has also said that a proposal is impermissibly vague and indefinite, and thus excludable under Rule 14a-8(i)(3), where it is open to multiple interpretations, such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991). In *Fuqua Industries*, the Staff permitted exclusion of a proposal where the "meaning and application of terms and conditions . . . in the proposal would have to be determined without guidance from the proposal and would be subject to differing interpretations." *See also The Home Depot, Inc.* (March 28, 2013) (permitting exclusion of a proposal to "strengthen our weak shareholder right to act by written consent" as vague and indefinite); *RR Donnelly & Sons Company* (March 1, 2012) (permitting exclusion of a proposal seeking to allow special shareholder meetings to be called by shareholders holding "not less than one-tenth" of the voting power, or "the lowest percentage" of common stock permitted by state law as vague and indefinite because the proposal presented two alternative interpretations); and *Exxon Corporation* (Jan. 29, 1992) (permitting exclusion of a proposal regarding board membership criteria because certain terms, including "Chapter 13," "considerable amount of money" and "bankruptcy" were subject to differing interpretations).

Similar to the above examples, the Proposal is vague and indefinite because it is subject to multiple interpretations. The resolution included in the Proposal appears to request a policy that the board chairman be independent. However, certain portions of the supporting statement refer to separating the roles of board chairman and CEO. For example, the supporting statement refers to "administrations when only one person served as Chairman, Chief Executive Officer, and President, and was only accountable to himself." The support statement also cites a study asserting that companies "are routinely separating the positions of chairman and CEO: In 2009, less than 12 percent of incoming CEOs were also made chairman compared with 48% in 2002." The supporting statement also quotes statements of Norges Bank Investment Management claiming that "[t]he roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board." All of these statements support separating the roles of board chairman and CEO, without suggesting that the board chairman need be independent.

Accordingly, shareholders may interpret the Proposal as requesting an independent chairman or instead separation of the roles of CEO and board chairman. These two topics could result in different structures at different companies. For example, some companies may have a combined board chairman and CEO, which would mean that the board chairman is not independent. However, other companies may have a separate board chairman and CEO where the board chairman is not an independent director. Indeed, a recent survey of S&P 500 board practices showed that while 45% of surveyed companies have a separate board chairman and CEO, only 25% of those companies have an independent board chairman. *See Spencer Stuart U.S. Board Index 2013*. Given the different interpretations the Proposal presents, shareholders would be uncertain whether they are voting on an independent board chairman proposal or on a proposal to separate the board chair and CEO roles. Further, if the Proposal were adopted, the Company would face similar uncertainty in assessing what actions implementation of the Proposal would require. As a result, the actions taken by the Company in implementing the Proposal could differ from what shareholders had in mind when they voted on the Proposal.

As a result of these alternative and potentially distinct interpretations, the Proposal fails to inform the Company as to what actions would be needed to implement the Proposal, and any action taken by the Company could be significantly different from what shareholders envisioned when voting on the Proposal.

3. The Proposal does not specify how the requested policy should operate.

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Moreover, the Staff on numerous occasions has concurred that a shareholder proposal is sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991). *See also Bank of America Corp.* (Feb. 25, 2008) (concurring with the exclusion of a stockholder proposal calling for the board of directors to amend its greenhouse gas emissions policies as "vague and indefinite"); *Puget Energy, Inc.* (March 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In particular, the Staff previously has recognized that when a proposal requests that a board of directors take action, but fails to provide sufficient guidance with respect to that request, the proposal is vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Bank of America Corp.* (June 18, 2007), the proposal asked the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees." However, the proposal failed to clarify what was intended by the "thinking" of directors. Thus, the Staff concurred with the exclusion of the proposal as vague and indefinite. Likewise, in *Yahoo! Inc.* (March 26, 2008), the proposal requested that the board of directors establish a "new policy" of "doing business in China" with help from "China's democratic activists and human/civil rights movement." The Staff concurred with the exclusion of the proposal as vague and indefinite where the company argued that, in the absence of further guidance, "it is extremely likely that each stockholder could envision a different policy, and any 'policy' implemented by the [c]ompany could be significantly different from the actions envisioned by the stockholders voting on the [p]roposal." *See also The Home Depot, Inc.* (March 28, 2013) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal asking the board to "take[] the steps necessary . . . to strengthen our weak shareholder right to act by written consent" even though the proposal also identified two specific written consent conditions that were intended to be "include[d]"); *Alaska Air Group, Inc.* (Apr. 11, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company's board of directors "amend the company's governance documents . . . to assert, affirm and define the right of the owners of the company to set standards of corporate governance" where the company argued that the proposal was "sweeping in its scope and subject to multiple and differing interpretations").

Similarly, in the instant case, the Proposal's operative language requires the adoption of a policy that, among other things, specifies "how to select a new 'independent' chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders;" however, it does not state how this selection should occur. For example, does it mean that the Board must determine, at the time the policy is adopted, what criteria it will consider when making the selection of the new chairman? Does it permit the Board to utilize a different definition of independence when evaluating and selecting the new chairman? Without more, the Board and Xcel Energy's shareholders cannot determine exactly what the Proposal is asking the Board to do.

Because the Proposal's operative language lacks sufficient guidance, we have looked for clarity in the Proposal's supporting statement. *See* SLB 14B (stating that a shareholder proposal is excludable as "inherently vague or indefinite" under Rule 14a-8(i)(3) where "the proposal and the supporting statement, when read together, have the same result"). However, the Proposal's supporting provides no explanation for how the policy would specify the process for selecting a new chairman.

Consistent with Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (Feb. 10, 2004); *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal provides no guidance on how a new independent chairman would be selected, merely that it would need to specify a policy for such selection process. Neither the Company nor its shareholders would be able to determine with any certainty what actions the Board would be required to take in order to comply with the Proposal.

Accordingly, for all the reasons mentioned above, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is inherently misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

Revision Is Permitted Only In Limited Circumstances

Although the Staff occasionally permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is appropriate only for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." SLB 14B. As the Staff noted in SLB 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." *See also* SLB 14. As evidenced by the number of misleading, vague and indefinite portions of the Proposal and its supporting statement discussed above, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(i)(3).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Xcel Energy excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 766-7769 if I can be of any further assistance in this matter.

Thank you for your consideration.

Very truly yours,

Amy C. Seidel

SEIDA:johj/dms.us.53449604.02

cc: Gerald R. Armstrong
Scott M. Wilensky, Senior Vice President, General Counsel, Xcel Energy
Judy M. Poferl, Vice President, Corporate Secretary, Xcel Energy

Exhibit A
Proposal

*** FISMA & OMB Memorandum M-07-16 ***

December 3, 2013

XCEL ENERGY INC.
Attention: Corporate Secretary
414 Nicollet Mall, Suite 500
Minneapolis, Minnesota 55401-1993

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of XCEL Energy Inc., at the coming annual meeting in 2014, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 1,814 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the Board of Directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** ; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. *** FISMA & OMB Memorandum M-07-16 ***

RESOLUTION

That the shareholders of XCEL ENERGY INC. request its Board of Directors to adopt a policy, and amend the by-laws and other corporate documents as necessary, to require the Chairman of the Board of Directors to be an independent member of the Board of Directors.

This policy should not be implemented to violate any contractual obligation and should specify: (a) how to select a new "independent" chairman if the current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance is excused if no independent director is available and willing to serve as Chairman.

STATEMENT

This proposal's proponent is a longterm shareholder of XCEL ENERGY INC. and its predecessors and is responsible for its elimination of classified terms for directors by requiring the annual election of all directors.

He believes that an independent chairman may have objected to the retirement of "Preferred Shares" which were costing less in dividends than the dividends of "Common Shares" with anticipated increases in dividends to be paid and that "cumulative voting rights" in place at Northern States Power for decades were a valuable shareholder right.

He is also familiar with XCEL's many problems which originated under administrations when only one person served as Chairman, Chief Exeuctive Officer, and President and was only accountable to himself. The current dividend, per share, remains less than the dividend, per share, paid in 2000.

An independent board chairman has been found in academic studies to improve financial performance. A 2007 Booz & Co study found that in 2006, all of the underperforming North American Companies with long-tenured CEO's lacked an independent chairman (The Era of the Inclusive Leader. Booz Allen Hamilton Summer, 2007). A more recent study found that, worldwide, companies are routinely separating the positions of chairman and CEO: In 2009, less than 12 percent of incoming CEOs were also made chairman compared with 48% in 2002 (CEO Succession 2000-2009: A Decade of Governance and Compression, Booz & Co., Summer, 2010.

Norges Bank Investment Management has stated in support of a similar proposal:

"The roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. There should be a clear divison of responsibilities between these positions to insure a balance of power and authority on the Board."

If you agree, please vote "FOR" this proposal.